         As filed with the Securities and Exchange Commission on June 29, 2001.
                                                   Registration No. 333-59744
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                          AMENDMENT NO. 1 TO FORM S-2

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                  VOXWARE, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                   36-3934824
-----------------------------------   ------------------------------------------
(State or other jurisdiction of        (I.R.S. Employer Identification Number)
incorporation or organization)

                            168 Franklin Corner Road
                         Lawrenceville, New Jersey 08648
                                 (609) 514-4100
--------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Bathsheba J. Malsheen
                      President and Chief Executive Officer
                            168 Franklin Corner Road
                         Lawrenceville, New Jersey 08648
                                 (609) 514-4100
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

     Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             William J. Thomas, Esq.

                             Richard S. Mattessich, Esq.

                                Hale and Dorr LLP
                              650 College Road East
                           Princeton, New Jersey 08540
                                 (609) 750-7600

                                  -------------

           Approximate date of commencement of proposed sale to the public: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

           If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
   Item 11(a)(1) of this Form, check the following box. [X]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                  -------------

----------------------------------------------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                        Proposed
                                   Amount               Maximum            Proposed Maximum           Amount Of
      Title of Shares               To Be           Aggregate Price       Aggregate Offering        Registration
      To Be Registered           Registered            Per Share                 Price                   Fee
----------------------------- ------------------ ----------------------- ---------------------- ----------------------
Common Stock,
  $0.001 par value.......         5,570,000 (1)         $.59 (2)              $3,286,300               $821.58 (3)
============================= ================== ======================= ====================== ======================

(1) Includes 514,000 shares of common stock issued, outstanding and held by the selling stockholder named herein, and 2,142,000 shares of common stock that may be issued upon the exercise of warrants held by the selling stockholder and 2,914,000 shares of common stock underlying warrants that may be issued to the selling stockholder in the future in connection with certain anti-dilution, and penalty provisions in favor of the selling stockholder contained in the agreements between the selling stockholder and us, as described in this Registration Statement.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Such price is based upon the last sales price per share of the Registrant's Common Stock as reported on the NASD OTC Bulletin Board on April 24, 2001.

(3)   The Registrant previously paid such fee in full on April 27, 2001.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION DATED JUNE 29, 2001

                                 VOXWARE, INC.

                       5,570,000 Shares of Common Stock

         The stockholder of Voxware listed in this prospectus is offering and selling an aggregate of 5,570,000 shares of our common stock. Of those shares, 514,000 are currently held by the selling stockholder, 2,142,000 are issuable upon the exercise of 2,142,000 warrants held by the selling stockholder at an initial exercise price of $1.25 per share as reflected in the warrants and the remainder are estimated to be potentially issuable upon the exercise of additional warrants at an exercise price of $.01 per share as reflected in such warrants that may be issued by the Company in the future under the anti-dilution or penalty provisions of the agreements between the selling stockholder and us. This selling stockholder obtained the shares of common stock and warrants from us in a private transaction in April 2001.

         The shares of our common stock may be offered and sold from time to time by a stockholder of Voxware, as described in this prospectus. The selling stockholder will receive all of the proceeds from the sale of the shares. The selling stockholder will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of the warrants.

         Our common stock trades on the NASD OTC Bulletin Board under the ticker symbol "VOXW.OB." On June 25, 2001, the last reported sale price of our common stock was $.29 per share.

         The selling stockholder may offer the shares of common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices or at privately negotiated prices.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3 for a discussion of certain factors that you should consider before you invest in any of the common stock being offered with this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is July [ ], 2001.

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS................................................................................................  1
PROSPECTUS SUMMARY...................................................................................................  1
RISK FACTORS.........................................................................................................  3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...................................................................  10
USE OF PROCEEDS.....................................................................................................  10
RECENT DEVELOPMENTS.................................................................................................  11
SELLING SECURITY HOLDERS............................................................................................  12
PLAN OF DISTRIBUTION................................................................................................  14
DESCRIPTION OF SECURITIES TO BE REGISTERED..........................................................................  15
EXPERTS.............................................................................................................  28
LEGAL MATTERS.......................................................................................................  28
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...................................................................  28
WHERE YOU CAN FIND MORE INFORMATION.................................................................................  29

                              ABOUT THIS PROSPECTUS

         This prospectus is a part of a registration statement on Form S-2 filed by us with the Securities and Exchange Commission to register 5,570,000 shares of our common stock. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

                               PROSPECTUS SUMMARY

         VOXWARE, INC.

         Voxware was formed in 1993. We design, develop, market and sell voice-based products for the logistics, distribution and package sorting industries. Our primary product is called VoiceLogistics, which we introduced in April 2000. VoiceLogistics is a wireless, web-based interactive device that takes in and recognizes spoken information and conveys the spoken information to a computer information system. We currently offer VoiceLogistics in different versions with numerous features. The purpose of our voice-based systems is to provide large companies, which operate warehouses and distribution centers, a more efficient way for their workers to perform a wide variety of logistics tasks and enable them to enter information into the warehouse management system. Prior to our introduction of VoiceLogistics, we sold older generation speech recognition products.

         VoiceLogistics is designed primarily to be used by workers performing such routine logistics tasks as order fulfillment, known as picking, receiving, returns processing, cycle counting, cross-docking and order entry. These workers can speak and hear voice instructions through a headset that connects into the VoiceLogistics device. This enables them to enter information related to the task they are performing into the warehouse management system as they perform the task. Without the need to use paper forms or hand-held scanners and other devices, the workers can freely use both hands to complete their tasks. We believe that this enables workers to perform their tasks faster and more accurately, as well as more efficiently and safely than with alternative methods.

         Our products are designed specifically for use in warehouses, distribution centers and other industrial settings. Therefore, the VoiceLogistics products are not highly sensitive to noise typically found in industrial environments, and accurately take in and translate the spoken information regardless of the presence of operating machinery, personnel, conveyer belts and other sources of random and non-random noise.

         VoiceLogistics consists of software and hardware that is designed to work with standard computer operating systems and programs which are used in warehouse management. Our products operate with wireless networking, and web and speech technology to provide a mobile, networked interface between the warehouse management system, workers and management. VoiceLogistics is unique in the industry today because we believe it is the first web-optimized speech recognition system deployed in an industrial application that delivers a networked interactive voice interface to computer systems.

         VoiceLogistics is designed for use in most major industry sectors, including consumer goods manufacturers, consumer packaged goods, direct to consumer, food and grocery, retail, third-party logistics providers and wholesale distribution. In addition, our older products continue to be deployed in package handling, mail sorting, manufacturing, inspection and military combat applications.

         We generate revenues primarily from product sales, licenses of our technology, and development services. Product sales consist of our VoiceLogistics product suite described above, stationary voice-based devices primarily used for warehouse receiving and package sorting applications, and accessories that complement our products. Accessories include microphones, headsets and computer hardware. Development services consist of providing technical assistance to customers in the custom design of their systems. License fees are generally derived from licensing our voice-based software applications.

         Our products are primarily targeted to be sold directly to large customers with annual revenues in excess of $100 million. However, we also expect to utilize other third parties such as consultants, value-added resellers, and system integrators to also sell and/or assist us in selling our products to these types of large customers. To date, we have signed agreements with several of these third-party resellers. We expect our revenues from these third parties to grow in the future as a percentage of our total revenue.

         Until February 1999, our business was developing and licensing software for speech compression to be used in multimedia Websites, Internet telephony and consumer devices. In February 1999, we acquired the assets and technology on which VoiceLogistics is based from Verbex Voice Systems. We have since largely ceased our prior speech compression technology business, and in September 1999 we sold substantially all of the assets related to that business. We still, however, continue to receive fees from the licensing of our speech compression technologies to customers in the multimedia and customer devices markets.

         Our executive offices are located at 168 Franklin Corner Road, Lawrenceville, New Jersey 08648, and our telephone number is (609) 514-4100.

         THE OFFERING

Common Stock offered by the Selling Shareholder..................  5,570,000
Common Stock to be issued after the offering.....................  15,480,174(1)
NASD OTC Bulletin Board Market Symbol............................  VOXW.OB

--------------------
(1) Excluding common stock to be issued upon the exercise of outstanding options and warrants, and common stock issuable upon the conversion of outstanding preferred stock.

                                  RISK FACTORS

         Before you invest in our common stock, you should carefully consider the following factors and cautionary statements, as well as the other information set forth herein. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose a substantial portion of the money you paid to buy our common stock.

         If we continue to incur operating losses, we may be unable to continue our operations.

         We have incurred losses since we started our company in August 1993. As of December 31, 2000, we had an accumulated deficit of $29,030,000. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. We incurred net losses of approximately $2,867,000 in fiscal 1996, $6,859,000 in fiscal 1997, $4,894,000 in fiscal 1998, $4,286,000 in fiscal 1999 and $2,245,000 in fiscal 2000. In addition, we expect to continue to incur net losses in at least the near term quarters. Our future profitability depends on our ability to obtain significant customers for our products, to respond to competition, to introduce new and enhanced products and to successfully market and support our products. We cannot assure you that we will achieve or sustain significant sales or profitability in the future.

         If we are unable to raise additional capital in the future, we will be unable to continue our product development, marketing and business generally.

         In the future, we will need to raise substantial additional capital to fund operations, including product development and marketing. Funding from any source may not be available when needed or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate product development programs or marketing or other activities. We might be forced to sell or license our technologies. Any of these actions might harm our business. We cannot assure you that any additional financing will be available or, if available, that the financing will be on terms favorable to us. If financing is obtained, the financing may be dilutive to our current stockholders.

         If our speech recognition products are not adopted for use in our target markets, it will be difficult for us to generate revenues and profits.

         The speech industry is relatively new and rapidly evolving. Accordingly, it is difficult to accurately predict demand and market acceptance for our recently introduced products. The speech industry currently has a limited number of proven products and popular perceptions about the use of speech recognition products (including reliability, cost, ease-of-use and quality) may impact the growth of the market for such products. While we believe that speech recognition technology offers significant advantages over competing products for a broad range of warehouse and industrial applications, we cannot assure you that the market for voice-based products will grow significantly or that our products will become widely accepted. Therefore, it is difficult to predict the size and future growth rate, if any, of this market. If the market for our products does not develop or if our new products do not achieve market acceptance, our future financial results will be adversely affected.

         If our VoiceLogistics family of products is not successful in the market, we will not be able to generate substantial revenues or achieve profitability.

         Our success is substantially dependent on the success of our VoiceLogistics family of products. Sales of our older generation voice-based products accounted for approximately 47% and 44% of our net revenue for the fiscal years ended 1999 and 2000, respectively, and 55% for the six months ended December 31, 2000. In addition, 72% and 53% of our net revenues in fiscal 1999 and 2000 respectively, and 30% of our net revenue for the six months ended December 31, 2000 were licensing revenues from our prior business of licensing speech compression technologies. Since we sold our speech compression business in September 1999, we expect our revenues from licensing speech compression technologies to decrease. If our VoiceLogistics products are accepted by the market, these products will account for a large percentage of our net revenue in the future. If our VoiceLogistics products are unsatisfactory, or if we are unable to generate significant demand for these products, or we fail to develop other significant products, our business will be materially and adversely affected.

         If we are unsuccessful in managing our recently acquired business, we will be unable to grow the business and generate revenues and profits.

         In February 1999, we acquired from Verbex the assets and technology relating to our business of selling speech recognition-based products for the warehousing and manufacturing markets and other industrial markets. In September 1999, we also sold the assets relating to our prior business of licensing speech coding and audio compression technologies. We therefore have very limited operating history and experience in our primary line of business. In particular, most of our senior management, including Dr. Bathsheba J. Malsheen, our President and Chief Executive Officer, have been operating the Verbex business only since February 1999. Accordingly, we cannot assure you that our management will be effective in operating our business in order to generate substantial revenues, or operating or net income.

         If we don't develop or acquire and introduce new and enhanced products on a timely basis, our products may be rendered obsolete.

         The markets for our speech recognition products and technologies are characterized by rapidly changing technology. The introduction of products by others based on new or more advanced technologies could render our products obsolete and unmarketable. Therefore, our ability to build on our existing technologies and products to develop and introduce new and enhanced products in a cost effective and timely manner will be a critical factor in our ability to grow and compete. We cannot assure you that we will develop new or enhanced products successfully and in a timely manner. Further, we cannot assure you that new or enhanced products will be accepted by the market. Our failure to develop new or enhanced products, including our failure to develop or acquire the technology necessary to do so, would have a material adverse effect on our business.

         If our competitors introduce better or cheaper products, our products may not be profitable to sell or to continue to develop.

         The business in which we engage is highly competitive. Success is influenced by advances in technology, product improvements and new product introductions, as well as marketing and distribution capabilities, and price competition. Failure to keep pace with product and technological advances could adversely affect our competitive position and prospects for growth. Our products compete with those being offered by larger, traditional computer industry participants who have substantially greater financial, technical, marketing and manufacturing resources than us. We cannot assure you that we will be able to compete successfully against these competitors or that competitive pressures faced by us would not adversely affect our business or operating results.

         If we cannot integrate our speech recognition products with other components of customer systems, we may not be able to sell our products.

         Although state-of-the-art speech recognition technology is important to generating sales in our target markets, other components of a voice-based system are also necessary. Our products must be easily integrated with customers' asset management and information systems. The ability to incorporate speech recognition products into customers' systems quickly and without excessive cost or disruption will be a key factor in our success. We do not now possess all the necessary components for system integration. Acquisitions, joint ventures or other strategic relationships may be required for us to develop or obtain access to the necessary components to achieve market penetration. We cannot assure you that our efforts will be successful and, to the extent we are unsuccessful, our business may be materially adversely affected.

         If our third-party partners do not effectively market and service our products, we will not generate significant revenues or profits from sales of our products.

         We expect to utilize third parties, such as consultants, value added resellers, or VARs, and system integrators, to sell and/or assist us in selling our products. To date, we have signed agreements with several of these third-party partners. We believe that the establishment of a network of third-party partners with extensive and specific knowledge of the various applications critical in the industrial market is important for us to succeed in that market. Some third-party partners also purchase products from us at a discount and incorporate them into application systems for various target markets, and/or consult us in the development of application systems for end users. For the foreseeable future, we may sell fewer products if we cannot attract and retain third-party partners to sell and service our products effectively and that provide timely and cost-effective customer support. An increasing number of companies compete for access to the types of partners we use. Our current arrangements with third-party partners generally may be terminated by either party at any time upon 30 days prior written notice. We cannot assure you that our partners will continue to purchase and re-sell our products or provide us with adequate levels of support. If our partner relationships are terminated or otherwise disrupted our operating performance and financial results will be adversely affected.

         If we cannot attract and retain management and other personnel with experience in the areas of our business focus, we will not be able to manage and grow our business.

         We have been developing and selling our speech recognition products and technologies only since February 1999. Since that time, we have been hiring personnel with skills and experience relevant to the development and sale of these products and technologies. If we cannot continue to hire such personnel and to retain any personnel hired, our ability to operate our business profitably will be materially adversely affected. Competition for qualified personnel is intense and we cannot assure you that we will be able to attract, assimilate or retain qualified personnel.

         If we cannot protect our proprietary rights and trade secrets or if we are found to be infringing on the patents and proprietary rights of others, our business would be substantially harmed.

         Our success depends in part on our ability to protect the proprietary nature of our products, preserve our trade secrets and operate without infringing the proprietary rights of others. If others obtain and copy our technology or others claim that we are making unauthorized use of their proprietary technology, we may get involved in lengthy and costly disputes to resolve questions of ownership of the technology. If we are found to be infringing on the proprietary rights of others, we could be required to seek licenses to use necessary technology. We cannot assure you that licenses of third-party patents or proprietary rights would be made available to us on acceptable terms, if at all. In addition, the laws of certain countries may not protect our intellectual property. To protect our proprietary rights, we seek patents and we enter into confidentiality agreements with our employees and consultants with respect to proprietary rights and unpatented trade secrets. We cannot assure you that patent applications in which we hold rights will result in the issuance of patents. We cannot assure you that any issued patents will provide significant protection for our technology and products. In addition, we cannot assure you that others will not independently develop competing technologies that are not covered by our patents. We cannot assure you that confidentiality agreements will provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. Any unauthorized disclosure and use of our proprietary technology would have a material adverse effect on our business.

         The price of our common stock has been highly volatile due to factors that will continue to affect the price of our stock.

         Our common stock closed as high as $12.50 and as low as $.29 per share between February 1, 2000 and June 25, 2001. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price fluctuations. Some of the factors leading to this volatility include:

     o   Fluctuations in our quarterly revenue and operating results;

     o   Announcements of product releases by us or our competitors;

     o Announcements of acquisitions and/or partnerships by us or our competitors; and

     o Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.

         These factors may continue to affect the price of our common stock in the future.

         If the trading price of our common stock falls, our stockholders could experience substantial dilution as a result of the terms of our Series A Preferred Stock and warrants issued in private placements in August 2000 and April 2001.

         We issued 4,000 shares of our Series A Preferred Stock and a common stock purchase warrant (the "2000 Warrant") to Castle Creek Technology Partners, LLC in a private placement on August 15, 2000. The number of shares of common stock issuable by us upon conversion of the Series A Preferred Stock and exercise of the 2000 Warrant can increase substantially in certain events. If these events were to occur, we would not receive any additional payment from the holders of the Series A Preferred Stock and the 2000 Warrant for the additional shares. Any increase in the number of shares of common stock issuable may result in a decrease in the value of the outstanding shares of common stock.

         In April 2001, we issued 714,000 shares of common stock and a common stock purchase warrant (the "2001 Warrant") to purchase 2,142,000 shares of common stock to Castle Creek Technology Partners, LLC. The securities issued in this transaction are subject to anti-dilution protection in the event we issue securities prior to specified dates at a price below the purchase price of the shares, which is $.34 per share. The anti-dilution protections set forth in the agreements which the Company and the selling stockholder entered into in April 2001 require the Company to issue to the selling stockholder additional warrants to purchase shares of our common stock any time we issue our common stock (or securities convertible into our common stock) at a price below $.34. Such additional warrants, if issued, will have a term of ten years, an exercise price of $.01 per share and will be exercisable only to the extent that the number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by the selling stockholder does not exceed 4.99% of our then outstanding shares of common stock. In addition, the number of shares of common stock which we must issue pursuant to additional warrants may increase substantially in the event we fail to maintain the effectiveness of this registration statement on Form S-2 or adequately update this registration statement. The sale of shares to Castle Creek Technology Partners, LLC in April 2001 reset the conversion price of the Series A Preferred Stock to $.34.

         The Series A Preferred Stock is currently convertible into 2,217,677 shares of our common stock and the 2000 Warrant is currently exercisable for 727,273 shares of our common stock. The number of shares of common stock which we must issue upon conversion of the Series A Preferred Stock may increase substantially in the following events:

     o if the market prices of our common stock are generally lower during the 45 day period following the later of (i) 271 days after the effective date of a registration statement covering the resale of the shares of common stock and (ii) August 15, 2001, than the market price of our common stock as of August 15, 2000;

     o if we do not allow conversion of the shares of Series A Preferred Stock or we fail to deliver a stock certificate for common stock within the required time periods after we receive notice of an intent to convert the Series A Preferred Stock;

     o if we fail to maintain the effectiveness of our registration statement on Form S-3 declared effective on September 15, 2000 or adequately update such registration statement; and

     o if we issue securities at a price below the conversion price of the Series A Preferred Stock, which is currently $.34, or at prices below the prevailing market price at the time of issuance.

         The number of shares of common stock which we must issue upon exercise of the 2000 Warrant may increase substantially in the following events:

     o if the market price of our common stock on November 15, 2001 is lower than the market price of our common stock as of August 15, 2000; and

     o if we issue securities at a price below the exercise price of the 2000 Warrant, which is initially $3.4375, or at prices below prevailing market price at the time of issuance.

         The perceived risk of dilution or any actual dilution occasioned by Series A Preferred Stock, the 2000 Warrant or the 2001 Warrant may cause our stockholders to sell their shares, which would contribute to the downward movement in stock price of the common stock. In addition, the significant downward pressure on the trading price of the common stock could encourage investors to engage in short sales, which would further contribute to the downward spiraling price of the common stock.

         The perceived risk of dilution or any actual dilution occasioned by the conversion of Series A Preferred Stock or the exercise of the 2000 Warrant or the 2001 Warrant could also make it difficult to obtain additional financing. New investors could either decline to make an investment in Voxware due to the potential negative effect of the dilution on a potential investment or require that their investment be on terms at least as favorable as the terms of the transactions with Castle Creek Technology Partners, LLC.

         Future sales of our common stock in the public market could adversely affect the price of our common stock.

         Sales of substantial amounts of our common stock in the public market that are not currently freely tradable, or even the potential for such sales, could impair the ability of our stockholders to recoup their investment or make a profit. As of June 25, 2001, these shares consist of:

     o approximately 68,109 shares of common stock owned by our executive officers and directors;

     o approximately 650,000 shares of common stock which may be sold under prior prospectuses;

     o approximately 5,570,000 shares of common stock issued to a selling stockholder which may be sold under this prospectus;

     o up to 2,217,677 shares of common stock issuable upon conversion of the Series A Preferred Stock (if certain adjustment events take place) issued in August 2000 and which may be sold under a prior prospectus; and

     o approximately 2,364,281 shares issuable to warrant holders (if certain adjustment events take place) and option holders, including 1,103,000 shares which may be sold under prior prospectuses.

         If the holder of the Series A Preferred Stock and the 2000 Warrant elects to have the Series A Preferred Stock and the 2000 Warrant assumed by a potential acquirer of Voxware, the acquirer could be deterred from completing the acquisition.

         The Series A Preferred Stock and the 2000 Warrant permit the holder to elect to have their shares of Series A Preferred Stock and the 2000 Warrant remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of our obligations to the holder. This could deter a potential acquirer from completing an acquisition of Voxware.

         Among our obligations which an acquirer might be forced to assume which would act as a deterrent are:

     o the price adjustment provisions which could have an adverse effect on the market value of the acquirer's outstanding securities;

     o the obligation to register the re-sale of the common stock issuable upon conversion of the Series A Preferred Stock and the 2000 Warrant which could result in the sale of a substantial number of shares in the market;

     o   the obligation to pay dividends on the Series A Preferred Stock;

     o the obligation to pay the holders of Series A Preferred Stock the amount invested plus accrued dividends before any other stockholder receives any payment if we are liquidated; and

     o the obligation to seek the consent of the holders of the Series A Preferred Stock before we can issue securities which have senior or equal rights as the Series A Preferred Stock, sell all or substantially all of our assets, or take other actions with respect to the Series A Preferred Stock or securities which have less rights than the Series A Preferred Stock.

         Our common stock is considered "a penny stock" and may be difficult to sell.

         The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our common stock is substantially less than $5.00 per share and therefore may be designated as a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is traded on the NASD OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

         You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling stockholder. All of the net proceeds from the offer and sale of our common stock will go to the selling stockholder. We will receive the proceeds from the exercise of 2001 Warrant by the selling stockholder, if any are exercised. The 2001 Warrant entitles the selling stockholder to purchase shares of our common stock at a price of $1.25 per share. In the event that we require the selling stockholder to exercise the 2001 Warrant, the purchase price per share of our common stock will be 80% of the then market value (as defined in the 2001 Warrant). The provisions which entitle us to require the selling stockholder to exercise the 2001 Warrant are subject to certain conditions:

     o we may require the selling stockholder to exercise the 2001 Warrant no more than three times and the aggregate exercise price may not exceed $500,000 on any of these occasions;

     o at no time may we require the selling stockholder to exercise the 2001 Warrant where the selling stockholder would hold more than 4.99% of our common stock; and

     o before requiring the selling stockholder to exercise the 2001 Warrant, we must meet certain other conditions, including achieving certain revenue milestones during the exercise period.

         We also must use 20% of the proceeds from of each mandatory exercise to repurchase shares of Series A Preferred Stock from the selling stockholder. Due to these limitations on mandatory excercises and the potential adjustment to the purchase price of the common stock subject to the 2001 Warrant, it is impossible to determine the aggregate proceeds from the exercise of such warrant.

                               RECENT DEVELOPMENTS

         Appointment of Bruce Welty to the Board of Directors

         On December 21, 2000, we appointed Bruce E. Welty to our Board of Directors. Mr. Welty is one of the co-founders of AllPoints Systems, Inc., which delivers internationally, demand chain solutions for all aspects of fulfillment operations for net economy companies. On May 29, 2001, Mr. Welty resigned from our Board.

         Delisting from the Nasdaq National Market

         On February 28, 2001 we were notified that Nasdaq had delisted our securities from the Nasdaq National Market, effective with the close of business on February 28, 2001. Our securities were immediately available for trading on the NASD OTC Bulletin Board.

         Private Placement of Series A Preferred Stock and 2000 Warrant to Selling Stockholder

         On August 15, 2000, we completed a private placement pursuant to the terms and conditions of the Securities Purchase Agreement with Castle Creek Technology Partners, LLC.

         In the private placement, we offered and sold 4,000 shares of our Series A Preferred Stock, having a stated value of $1,000 per share, and the 2000 Warrant to purchase 727,273 shares of our common stock for an aggregate purchase price of $4 million. At the time of issuance, the shares of the Series A Preferred Stock and the 2000 Warrant would have represented approximately 9.3% and 5.1%, respectively, of the then outstanding shares of our common stock if converted or exercised. For a summary of the material terms of the Series A Preferred Stock and the 2000 Warrant, see "Description of Securities to be Registered -- Series A Preferred Stock" and "-- 2000 Warrant".

         Private Placement of Common Stock and 2001 Warrant to Selling
Stockholder

         On April 19, 2001, we completed a private placement pursuant to the terms and conditions of the Securities Purchase Agreement (the "2001 Securities Purchase Agreement") with Castle Creek Technology Partners, LLC.

         In the private placement, we offered and sold 714,000 shares of our common stock and the 2001 Warrant to purchase 2,142,000 shares of our common stock for a purchase price of $242,000. The shares of the common stock and the 2001 Warrant would have represented approximately 16.6% of the then outstanding shares of our common stock if exercised. We used $48,200 of the proceeds of such private placement to repurchase 46 shares of Series A Preferred Stock from the selling stockholder. For a summary of the material terms of the 2001 Warrant and other rights granted to the selling stockholder, see "Description of Securities to be Registered --2001 Warrant" and "-- Other Rights Granted to Selling Stockholder".

                            SELLING SECURITY HOLDERS

         The following table sets forth the common stock ownership of the selling stockholder, as of June 25, 2001, as adjusted to reflect the sale of the common stock in this offering. Except as described in this prospectus, the selling stockholder has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

         We have chosen to register 5,570,000 shares of common stock on behalf of the selling stockholder. This includes 514,000 shares of common stock currently held by the selling stockholder, 2,142,000 shares of common stock underlying the 2001 Warrant currently held by the selling stockholder and 2,914,000 shares of common stock underlying warrants that may be issued by the Company in the future under the anti-dilution or penalty provisions of the agreements between the selling stockholder and us. The number of shares of common stock that we will ultimately issue will be determined by future events because:

     o we may be required to issue such additional warrants to purchase additional shares of common stock upon our failure to satisfy certain obligations, including our obligation to obtain and maintain the effectiveness of this Registration Statement; and

     o the number of shares that we may issue upon exercise of the 2001 Warrant is subject to certain anti-dilution protections in the agreements which we entered into in April 2001 which require us to issue additional warrants to purchase shares of our common stock any time we issue common stock (or securities convertible into common stock) at a price below $.34. Any additional warrants we are required to issue will have a term of ten years, an exercise price of $.01 per share and will be exercisable only to the extent that the number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by the selling stockholder does not exceed 4.99% of our then outstanding shares of common stock.

         Because of these factors, we may not issue the entire 5,570,000 shares of common stock covered by this prospectus. In fact, we may issue materially more or materially less than 5,570,000 shares of common stock depending on whether we issue our common stock (or securities convertible into common stock) at a price below $.34 per share and whether we are able to obtain and maintain the effectiveness of this Registration Statement. In the event we are required to issue warrants to purchase shares of common stock in excess of 5,570,000 shares, we are required to amend this Registration Statement or file an additional Registration Statement with respect to the shares of common stock underlying such warrants, as appropriate. Over time, the Company may undertake multiple dilutive issuances and, we may not be able to satisfy our obligations to file and have this Registration Statement declared effective in a timely manner or maintain the effectiveness of this Registration Statement. Accordingly, we cannot currently calculate the maximum number of additional warrants and shares of common stock underlying such additional warrants which we may be required to issue. We have described these potential adjustments in detail in this prospectus under the sections entitled "Description of Capital Stock--Other Rights Granted to Selling Stockholder--2001 Additional Share Warrants" and "--Registration Rights--2001 Registration Rights Agreement."

         The 5,570,000 shares covered by this prospectus represent approximately 31.6% of our outstanding shares of common stock as of June 25, 2001 (assuming the exercise of the 2001 Warrant). The 2001 Warrant is not exercisable at any time that such exercise would result in the selling stockholder beneficially owning in excess of 4.99% of our outstanding common stock.

         The following table sets forth the aggregate number of shares of common stock beneficially owned by the selling stockholder as of and the percentage of all shares of common stock held by such selling stockholder prior to and after giving effect to the offering based on 15,480,174 shares of common stock outstanding as of June 25, 2001. We considered the following factors and made the following assumptions regarding the table:

     o beneficial ownership is determined under section 13(d) of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire common stock within 60 days of June 25;

     o the selling stockholder may sell all of the securities offered by this prospectus under certain circumstances;

     o the terms of the 2001 Warrant provide that such warrant is exercisable only to the extent that the number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by the selling stockholder would not exceed 4.99% of the then outstanding shares of our common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.

         Accordingly the number of shares of common stock set forth in the third and fourth columns in the table below for the selling stockholder exceeds the number of shares of common stock that the selling shareholder beneficially owns in accordance with Section 13(d) as of June 25, 2001. The 4.99% limitation may not prevent the selling stockholder from exercising the 2001 Warrant for more than 4.99% of our outstanding common stock in the aggregate if it has sold common stock prior to subsequent exercises of such warrant. Accordingly, the 4.99% limitation does not prevent the selling shareholder from selling in the aggregate more than 4.99% of our common stock.

         Notwithstanding these assumptions, the selling stockholder may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of common stock that the selling stockholder will sell under this prospectus.

         The selling stockholder has advised us that it is the beneficial owner of the shares being offered.

-------------------- -------------------- ----------------------- ----------------------------- -----------------------------
  Name of Selling         Shares of          Shares of common           Maximum number of           Shares of common stock
    Stockholder          common stock       stock owned before       shares of common stock      owned beneficially after the
                            owned             offering plus            offered under this              offering(%)(3)
                        beneficially        maximum number of        registration statement
                       before offering      shares which may be
                           (%) (1)        acquired over the life
                                             of the securities
                                              owned(%)(1)(2)
-------------------- -------------------- ----------------------- ----------------------------- -----------------------------

-------------------- -------------------- ----------------------- ----------------------------- -----------------------------
Castle        Creek    772,460 (4.99%)      5,632,750 (27.4%)                 5,570,000              2,976,750  (16.2%)
Technology
Partners, LLC(4)
-------------------- -------------------- ----------------------- ----------------------------- -----------------------------

-----------------

(1) Assumes a conversion price for the Series A Preferred Stock of $.34 as in effect on June 29, 2001. Under certain circumstances, the conversion price for the Series A Preferred Stock and the exercise price for the 2000 Warrant and the 2001 Warrant can fluctuate significantly. Thus, the number of shares of common stock that the selling stockholder may acquire upon conversion of the Series A Preferred Stock and exercise of such warrants could significantly increase over time in the event of price adjustments to the conversion or exercise prices.
(2) Includes 2,217,677 shares of common stock issuable upon the conversion of the Series A Preferred Stock, 727,273 shares of common stock issuable upon the exercise of the 2000 Warrant without any price adjustments and 2,142,000 shares of common stock issuable upon the exercise of the 2001 Warrant without any price adjustments.
(3) The selling stockholder may offer and sell, all or a part, of the common stock pursuant to this prospectus, no estimates can be made as to the amount of shares of common stock that will be held by the selling stockholder after the completion of this offering.
(4) Castle Creek Partners, LLC, an Illinois limited liability company managed by its members, is the investment manager of Castle Creek Technology Partners, LLC and has the ability to direct the voting and investment decisions of the selling stockholder. Castle Creek Partners, LLC and its members disclaim beneficial ownership of the securities owned by the selling stockholder. Daniel Asher, as a member of Castle Creek Partners, LLC, has investment discretion and voting power over the securities owned by the selling stockholder. Castle Creek Partners LLC and Mr. Asher disclaim beneficial ownership of the securities owned by the selling stockholder.

     Agreements with the Selling Stockholder

     2001

     We entered into the 2001 Securities Purchase Agreement with the selling stockholder, dated April 19, 2001, pursuant to which the selling stockholder purchased 714,000 shares of our common stock and 2001 Warrant to purchase up to 2,142,000 shares of our common stock for an aggregate purchase price of $242,760. The exercise price of the 2001 Warrant is $1.25 per share in the event it is exercised at the option of the selling stockholder or 80% of the then market value if we mandate an exercise of the 2001 Warrant. The 2001 Warrant expires in April 2002 and, by its terms, allows us to require the selling stockholder to exercise the warrant on up to three occasions provided the selling stockholder holds no more than 4.99% of our common stock and provided we meet certain revenue milestones and other conditions. If we mandate the exercise of the 2001 Warrant, we are required to use 20% of the proceeds we receive from each mandated exercise to repurchase shares of our Series A Preferred Stock currently held by the selling stockholder. We have described the 2001 Warrant in detail herein under the section entitled "Description of Securities to be Registered--2001 Warrant." The 2001 Securities Purchase Agreement also provides for the issuance of additional warrants to purchase shares of our common stock through the issuance of Additional Share Warrants, if we issue our securities in the future at prices less than the price paid by the selling stockholder, and for the issuance of additional warrants to purchase shares of our common stock through the issuance of Remedy Warrants if this Registration Statement is not declared effective in a timely manner or is not maintained as effective. We have described the Additional Share Warrants and the Remedy Warrants in detail, under the sections entitled "Description of Securities to be Registered--other Rights Granted to Selling stockholder--2001 Additional Share Warrants" and "other Rights Granted to Selling stockholder--2001 Remedy Warrants," respectively.

     The 2001 Securities Purchase Agreement also grants the selling stockholder certain rights of first refusal to purchase newly issued securities for an 18 month period ending in October 2002. This Registration Statement does not include the registration of such securities. We have described this right of first refusal in detail herein under the section entitled "Description of Securities to be Registered other Rights Granted to Selling Stockholder--2001 Right of First Refusal."

     In connection with the execution of the 2001 Securities Purchase Agreement, we executed a Registration Rights Agreement with the selling stockholder with respect to the shares of common stock purchased under the 2001 Securities Purchase Agreement and the shares of common stock underlying the 2001 Warrant, Additional Share Warrants and Remedy Warrants. This Registration Rights Agreement sets forth specific penalties if the Registration Statement covering these shares is not effective in a timely manner or if its effectiveness is not maintained and we have described the Registration Rights Agreement in detail herein under the section entitled "Description of Securities to be Registered-- 2001 Registration Rights Agreement."


     2000

     We entered into a separate Stock Purchase Agreement (the "2000 Stock Purchase Agreement) with the Selling Stockholder on August 15, 2000, under which the Selling Stockholder purchased 4,000 shares of our Series A Convertible Preferred Stock and a warrant (the "2000 Warrant"), expiring August 15, 2004, to purchase up to 727,273 shares of our common stock for an aggregate purchase price of $4.0 million. The Series A Preferred Stock has a 7% dividend payable in cash or equity and is convertible into Common Stock at what was an initial conversion price of $3.025 per share, which was reduced to $.34 per share in connection with our April 2001 sale of Common Stock to the Selling Stockholder. We have described the Series A Preferred Stock and the related warrant in detail herein under the Sections "Description of Securities to be Registered--Series A Preferred Stock" and "--2000 Warrant," respectively.

     In connection with the execution of the 2000 Stock Purchase Agreement, we executed a Registration Rights Agreement with the Selling Stockholder with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the related 2000 Warrant. That Registration Rights Agreement sets forth specific penalties in the event the effectiveness of our registration statement registering the shares of Common Stock underlying the Series A Preferred Stock and 2000 Warrant is not maintained and we have described that Registration Rights Agreement in detail herein under the section entitled "Description of Securities to be Registered--2000 Registration Rights Agreement."

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock on behalf of Castle Creek Technology Partners, LLC, the selling stockholder. We are paying all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholder.

         Sales or dispositions of shares of common stock may be effected from time to time in transactions permitted by the Securities Act of 1933, including block transactions, on the NASD OTC Bulletin Board or any other national securities exchange or quotation service listing or quoting the common stock at the time of sale, or in transactions other than on these exchanges or systems, or in the over the counter market, or in negotiated transactions, or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock. The selling stockholder may effect transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of common stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

         From time to time, the selling stockholder may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares form time to time.

         We have agreed not to, and some of our executive officers and all of our directors have agreed that they will not:

                  (1) offer, sell, offer to sell, contract to sell, pledge,
                      grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant an option to purchase or other sale or disposition), directly or indirectly, any shares of common stock or any warrant exercisable for common stock or any options exercisable for common stock; or

                  (2) enter into any arrangement for the transfers to another, in whole or in part, any securities beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such officer or director, whether any transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, for a 180 day period following the effectiveness of this registration statement, without the prior written consent of the selling stockholder.

         The selling stockholder and any broker-dealers that act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act of 1933. Liabilities under the federal securities laws cannot be waived.

         The selling stockholder will be subject to prospectus delivery requirements under the Securities Act of 1933. In the event of a "distribution" of shares by a selling stockholder, the selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

         The securities were originally sold by us to the selling stockholder in April 2001 in a private placement. We agreed to indemnify and hold the selling stockholder harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the securities by the selling stockholder. The registration rights agreement dated April 19, 2001, by and between us and the selling stockholder, provides that we and the selling stockholder will indemnify each other against certain liabilities arising under the Securities Act.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

         The rights evidenced by the shares of common stock registered hereunder are described below. In addition, we have set forth in this section a description of certain rights and preferences of our Series A Preferred Stock as well as of certain other outstanding securities and contractual obligations of the Company because we believe they are materially relevant to an investor's understanding of its investment in our shares of common stock registered hereunder.

         The total authorized capital stock of the Company is 30,000,000 share of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. As of June 25, 2001, there were issued and outstanding 15,480,174 shares of common stock, 3,750 shares of Series A Preferred Stock, options to purchase 3,109,757 shares of common stock and warrants to purchase 3,294,273 shares of common stock.

         COMMON STOCK

         We are registering shares of our common stock hereunder.

         Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. The holders of common stock do not have preemptive rights, sinking fund rights or rights to convert their common stock into other securities. The Company has no redemption rights with respect to the common shares. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities subject to any superior claims of any shares of Preferred Stock hereafter issued. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock. See "Series A Preferred Stock." All shares of common stock outstanding and to be outstanding upon completion of the offering are and will be fully paid and nonassessable. The common stock is listed for exchange on the NASD OTC Bulletin Board under the ticker symbol "VOXW.OB."

         The 2001 Securities Purchase Agreement between us and the selling stockholder grants to the selling stockholder certain rights of first refusal to purchase securities issued by us for a period of up to eighteen months. In addition, the selling stockholder has been granted anti-dilution protection pursuant to which the selling stockholder could receive additional warrants to purchase shares of common stock in the future if we issue common stock (or securities convertible into common stock) at a price below $.34. Such additional share warrants, if issued, will have a term of ten years, an exercise price of $.01 per share and will be exercisable only to the extent that the number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by the selling stockholder would not exceed 4.99% of our then outstanding shares of common stock. Such anti-dilution protection covers the securities purchased in the private placement and, in certain respects, the shares of our Series A Preferred Stock issued to the selling stockholder in August 2000. We have described these potential adjustments in detail in this Section, under the subsection "--2001 Additional Share Warrants."

         SERIES A PREFERRED STOCK

         Although we are not registering shares of our outstanding Series A Preferred Stock, the rights of such preferred stock may affect the rights and preferences of the common stock registered hereunder.

         We filed a certificate of designations, preferences and rights, as amended, for our Series A Preferred Stock with the Delaware secretary of state on August 15, 2000. There are currently 3,750 shares of the Series A Preferred Stock issued and outstanding, with a stated value of $1,000 per share, which are held by the selling stockholder.

         Dividends. The holder of the Series A Preferred Stock is entitled to
         ---------
receive cumulative, non-compounded dividends on the shares of Series A Preferred Stock held by such selling stockholder at the annual rate per share of 7% of the stated value of such shares, computed on the basis of a 360-day year of twelve 30-day months. Dividends shall be paid upon the sooner to occur of:

     o   the conversion or redemption of the shares of Series A Preferred Stock;
         or

     o   the liquidation of Voxware.

         Upon our liquidation or upon the redemption (as described below) of the shares of Series A Preferred Stock, any accrued but undeclared dividends will be paid to the holder of the outstanding shares of Series A Preferred Stock in cash.

         At the election of the holder of the Series A Preferred Stock, dividends shall be paid in shares of common stock or in cash. Dividends paid in shares of common stock will be paid in full shares only.

         Conversion. The Series A Preferred Stock is convertible into common
         ----------
stock so long as the conversion would not result in the holder being a beneficial owner of more than 4.99% (9.99% in the case of a mandatory conversion) of the outstanding shares of common stock. Additionally, at no time would the Series A Preferred Stock be convertible into a number of shares of common stock which, when combined with the number of shares issued or issuable upon the exercise of the warrant or the conversion of the Series A Preferred Stock at an exercise or conversion price of less than $3.00 per share, would represent more than 19.99% of the outstanding shares of common stock on August 15, 2000 (2,835,206 shares of common stock, subject to equitable adjustments for stock splits, stock, dividends, reclassifications or similar events).

         Optional Conversion. Each holder of Series A Preferred Stock, at its
         -------------------
option, may convert any or all of its shares of Series A Preferred Stock into a number of fully paid and non-assessable shares of common stock determined, for each share of Series A Preferred Stock to be converted, in accordance with the following formula:

       $1,000 + accrued but unpaid dividends (if elected by the holder)
        ---------------------------------------------------------------
                               conversion price

         The conversion price is $.34 as of the date of this prospectus. The conversion price adjusts on and as of the first business day (for a 45 business day period) following August 15, 2001, to the lowest of:

     o   the then current conversion price;

     o 100% of the average of the closing bid prices for the shares of our common stock on any five business days which constitute the lowest five business day average closing bid price of the common stock for any 10 consecutive business days during the 45 business day period; or

     o   $3.025.

         Mandatory Conversion. Subject to the exchange cap described below and
         --------------------
assuming the following four conditions are met, we have the right to require the mandatory conversion of all of the shares of Series A Preferred Stock. The four conditions are:

     o the resale of all of the common stock issuable upon conversion of the Series A Preferred Stock must be covered by an effective registration statement for at least 60 consecutive business days prior to the notice of mandatory conversion to the holders and for a period of at least 60 consecutive business days prior to the effective time of the mandatory conversion that is no less than five business days and more than 10 business days prior to the date on which such mandatory conversion is to become effective;

     o the closing bid price of the common stock must be greater than $11.00 per share (subject to equitable adjustment for stock splits, stock dividends, reclassifications or similar events) for 10 consecutive business days immediately prior to the delivery of notice of mandatory conversion and for a period of 10 consecutive business days immediately prior to the effective time of the mandatory conversion that is no less than five business days and more than 10 business days prior to the date on which such mandatory conversion is to become effective;

     o the common stock must be listed for trading on The Nasdaq National Market or the New York Stock Exchange; and

     o we must not have been in violation of any of its material obligations under the agreements executed in connection with the private placement at the time of the mandatory conversion and for a period of six months prior to the mandatory conversion.

         Adjustments to Conversion Price; Certain Protections. In addition to
         ----------------------------------------------------
the conversion price adjustment referred to above, if we fail to:

     o   allow conversion of shares of Series A Preferred Stock, or

     o fail to deliver a stock certificate representing common stock to be issued to the holder within a period of days after notice of the holder's intent to convert, we will be required to pay such holder cash damages equal to the product of:

                  (A) the stated value of the Series A Preferred Stock to be converted times,

                  (B) the number of days the conversion is delayed, times

                  (C) $.01.

         In addition, if the conversion default continues, the conversion price adjusts downward at least 1% per day until we cure our failure to deliver the certificates or until the holder notifies us that it no longer wants to convert the Series A Preferred Stock.

         The conversion price is also subject to adjustment on the occurrence of the following events:

     o Stock Splits, Dividends, Etc. If at any time on or after August 15, 2000, the number of outstanding shares of common stock is changed by stock split, reverse stock split, stock dividend, combination, reclassification or other similar event, the conversion price will be proportionally adjusted.

     o Major Transactions. If we complete a merger or other similar transaction, or a sale of substantially all of its assets, the holder of the Series A Preferred Stock will be entitled, at its option, to:

                  o retain the Series A Preferred Stock with all of its rights (subject to our redemption at the closing of such transaction of the Series A Preferred Stock at 115% of the stated value plus accrued and unpaid dividends); or

                  o receive transaction consideration, as if the holder had converted the shares as of the day prior to the announcement of the transaction.

         Adjustment Due to Distribution. If we declare or make any distribution
         ------------------------------
of our assets (or rights to acquire our assets) to holders of any class of common stock as a partial liquidating dividend or a distribution, each holder of the Series A Preferred Stock will be entitled to receive the amount of assets that each holder could have acquired if the holder had converted the Series A Preferred Stock into shares of common stock on the day prior to the date on which a record is taken to determine which stockholders are entitled to a distribution, or if no such record is taken, the date as of which holders of common stock are determined to be entitled to a distribution.

         Issuance of Common Stock at a Price Below Conversion Price. Except as
         ----------------------------------------------------------
stated above, if, at any time prior to August 15, 2001, we issue or sell any shares of common stock for no consideration or for a consideration per share less than the then current conversion price, then effective immediately upon such issuance, the conversion price will be adjusted to equal the consideration per share received in such issuance.

         Issuance of Common Stock at a Price Below Market Price. Except as
         ------------------------------------------------------
provided above, if, at any time, we issue or sell any shares of common stock for no consideration or for a consideration per share less than the then current market price or dilutive issuance, then effective immediately upon the issuance, the conversion price will be adjusted in accordance with the following formula:

         E' = (E) (O + P/M) / (CSDO)

         where:

         E'      = the adjusted conversion price;
         E       = the then current conversion price;
         M       = the then current Market Price;
         O       = the number of shares of common stock outstanding immediately prior to the issuance;
         P       = the aggregate consideration received by us upon such
                   issuance; and
         CSDO    = the total number of shares of common stock outstanding
                   immediately after the dilutive issuance.

         Exchange Cap. Our obligation to issue common stock upon the conversion
         ------------
or otherwise, at a conversion price that is less than $3.00 per share, as adjusted, pursuant to the conversion of Series A Preferred Stock (including without limitation a mandatory conversion) will be limited to the number of shares of common stock equal to:

         (A) 2,850,413 shares of common stock (as adjusted for stock splits, stock dividends, reclassifications or similar events) minus,

         (B) the sum of the shares of common stock previously issued upon the exercise of the warrant at an exercise price (as described below) that is less than $3.00 per share, as adjusted, plus,

         (C) the number of shares of common stock previously issued upon the conversion of Series A Preferred Stock at a conversion price that is less than $3.00 per share, as adjusted.

         No holder will be issued, upon conversion of such holder's shares of Series A Preferred Stock at a conversion price that is less than $3.00, as adjusted, shares of common stock in an amount greater than such holder's pro rata portion of 2,850,413 shares of common stock.

         Redemption at Maturity. We must redeem all shares of Series A Preferred
         ----------------------
Stock on February 15, 2003 for an amount per share equal to the stated value plus accrued dividends plus unpaid conversion default payments.

         Voting Rights. The holders of Series A Preferred Stock have no voting
         -------------
rights. The consent of the holders of the Series A Preferred Stock is required, however, to issue senior or pari passu securities or to sell substantially all of the assets of Voxware. As a result, the issuance of the newly created Series A Preferred Stock with conversion rights may adversely affect the voting power of the holders of our common stock, including loss of voting control to others upon the conversion of the Series A Preferred Stock into common stock.

         2000 WARRANT

         Although the shares of common stock underlying the 2000 Warrant were previously registered, the material terms of the 2000 Warrant may impact the rights and preferences of the common stock registered hereunder.

         We issued a four year warrant to the selling stockholder in August 2000 to purchase 727,273 shares of our common stock. The initial exercise price of the 2000 Warrant is $3.4375 per share.

         On November 15, 2001, the exercise price of the 2000 Warrant will be reset to the lesser of $3.4375 and the market price of the common stock on such reset date. The exercise price of the warrant is also subject to anti-dilution adjustments in the same manner as the conversion price of the Series A Preferred Stock described above.

         If we complete a merger or other similar transaction, or a sale of substantially all of its assets, and the common stock remains outstanding or our stockholders receive any common stock or substantially similar equity interest, the selling stockholder will be entitled, at its option, to:

     o retain the 2000 Warrant with all of its rights to such common stock under the 2000 Warrant; or

     o receive the greater of, at the selling stockholder's sole discretion, the:

                  o transaction consideration, as if the selling stockholder had exercised the 2000 Warrant as of the day prior to the announcement of the transaction; or

                  o cash payment equal to the fair value of the warrant based on the exercise price in effect on the date of the transaction.

         We may not effect any such transaction unless prior to its consummation, the successor corporation (if not us) assumes by written instrument the obligations of the 2000 Warrant and the obligations to deliver to the selling stockholder such shares of stock, securities, or assets as, in accordance with the provisions of the warrant.

         We may cause the mandatory exercise of all or part of the 2000 Warrant after August 15, 2001, upon delivery of a mandatory exercise notice, if the following conditions are met:

     o the resale of all of the common stock issuable upon exercise of the 2000 Warrant and conversion of the Series A Preferred Stock has been registered by an effective registration statement for a period of at least:

                  o 60 consecutive business days immediately prior to the date of delivery of the mandatory exercise notice; and

                  o 60 consecutive business days immediately prior to the effective time of the mandatory exercise that is no less than five business days and more than 10 business days prior to the date on which such mandatory exercise is to become effective;

     o the closing bid price of the common stock was greater than $25.00 per share for a period of at least the:

                  o 10 consecutive business days prior to the date of delivery of the mandatory exercise notice; and

                  o   10 day period prior to the date of mandatory exercise;

     o the common stock is listed on the Nasdaq National Market or the New York Stock Exchange; and

     o we are not, on the date of delivery of mandatory exercise notice or at the effective time of mandatory exercise (and have not been for the six consecutive months prior to the date of delivery of the mandatory exercise notice or the six consecutive months immediately prior to the date of mandatory exercise) in violation of any material obligations under the operative agreements executed in connection with the private placement.

         The 2000 Warrant is not exercisable by the selling stockholder or subject to the mandatory exercise if such exercise would make the selling stockholder the beneficial holder of more than 4.99% (9.99% in the case of a mandatory exercise by us) of our total outstanding common stock.

         2001 WARRANT

         We are registering the shares of common stock underlying the 2001 Warrant.

         We also issued the 2001 Warrant to the selling stockholder in April 2001 to purchase 2,142,000 shares of our common stock. The initial exercise price of the warrant is $1.25 per share for optional exercises by the selling stockholder. The 2001 Warrant allows us to require the selling stockholder to exercise such warrant. The exercise price of the 2001 Warrant upon mandatory exercise shall be 80% of the then current market value.

         If we complete a merger or consolidation with or into another company, or a sale of substantially all of our assets, then as a condition of such transaction we must provide that the selling stockholder will have the right to receive such securities, cash or assets as may be issued or payable as it would have received had the transaction not taken place.

         The selling stockholder may exercise any part or all of the 2001 Warrant, at its option, during the one year term of such warrant. The exercise price per share of common stock purchased pursuant to the 2001 Warrant is subject to appropriate adjustment in the event of a stock split, stock dividend, merger, reclassification or similar event. The 2001 Warrant is not exercisable by the selling stockholder if such exercise would make the selling stockholder the beneficial holder of more than 4.99% of our total outstanding common stock, and shall not be exercised for a number of shares that would result in an aggregate exercise price greater than $500,000.

         We may cause the mandatory exercise of all or part of the warrant, on no more than three occasions, upon delivery of a mandatory exercise notice, if the following conditions are met:

     o this registration statement for the resale of all of the common stock issuable upon exercise of the warrant has been declared effective by the SEC;

     o we contemporaneously use 20% of the exercise price of such mandatory exercise to repurchase shares of Series A Preferred Stock from the selling stockholder at a per share price of $1,000 per share plus accrued and unpaid dividends;

     o this registration statement has been available at all times to the selling stockholder at all times from the effective date up to and including the date of the mandatory exercise, for the resale of all securities included for registration in this registration statement;

     o the representations and warranties set forth by us in the 2001 Securities Purchase Agreement are true and correct in all material respects as of the date of the mandatory exercise notice and the mandatory exercise;

     o we have complied with or performed in all material respects all of the agreements, obligations and conditions set forth in the operative agreements executed in connection with the private placement and all other agreements to which we and the selling stockholder are parties that required to be complied with or performed by us on or before the mandatory exercise date;

     o the common stock is listed on the NASD OTC Bulletin Board or on a national securities exchange or on the Nasdaq Stock Market and no suspension of trading in the common stock on such market has occurred during the thirty day period preceding the mandatory exercise;

     o our revenues shall equal at least $500,000 ($375,000 for the quarter ended March 31, 2001) for the last completed fiscal quarter for which such revenues have been publicly announced by a press release or a filing with the SEC as of the applicable mandatory exercise notice date;

     o the average closing bid price of the common stock on the then principal market for the common stock as reported by Bloomberg Financial Markets for the periods of five consecutive trading days ending on the trading day immediately prior to the applicable mandatory exercise notice date and the applicable mandatory notice date shall be at least twenty cents; and

     o   there has been no change in control transaction.

         The initial mandatory exercise may not occur until the selling stockholder has sold at least 95% of the shares of common stock acquired by it in the private placement on April 19, 2001. The second and third mandatory exercised may not occur until the selling stockholder has sold at least ninety-five percent of the shares of common stock acquired by it pursuant to the initial mandatory exercise.

         The number of shares of common stock subject to any mandatory exercise shall not exceed the number of shares that would result in an aggregate exercise price greater than $500,000.

         The 2001 Warrant is not subject to the mandatory exercise if such exercise would make the selling stockholder the beneficial holder of more than 4.99% of our total outstanding common stock.

         OTHER RIGHTS GRANTED TO SELLING STOCKHOLDER

         In the 2001 Securities Purchase Agreement and the 2001 Warrant, we granted the selling stockholder certain other rights with respect to its ownership of our securities. The following is a summary of the material terms of such rights:

         2001 Right of First Refusal. The selling stockholder is entitled to
         ---------------------------
certain right of first refusal protective provisions in the event that we issue certain securities. These rights of first refusal expire on the later of April 19, 2002, or six months after the earlier of the expiration date of the 2001 Warrant or the last day on which the 2001 Warrant is exercised.

         In the event we issue or offer to issue such securities as described in the preceding paragraph:

         o we first must notify the selling stockholder of the terms and conditions of the proposed transfer of shares; and

         o upon the delivery of this notice, the selling stockholder shall have an option to purchase all or any part of the securities we propose to transfer.

         If the selling stockholder does not does not notify us within ten business days of receiving our notice, or if the selling stockholder exercises this option to purchase such securities only in part, then we may issue those securities to which the option was not exercised. Our transfer of such securities must be at a price not less than 100% of the price we initially described in our notice to the selling stockholder, and on terms and conditions not less favorable to us than we initially described in our notice to the selling stockholder.

         The securities subject to this right of first refusal include any of our equity, equity-like or equity-linked securities, or any security convertible into or exercisable or exchangeable, directly or indirectly, for our equity, equity-like or equity linked securities, except capital stock issued and sold by us:

         o to the selling stockholder pursuant to the 2001 Securities Purchase Agreement and 2001 Warrant;

         o to the selling stockholder pursuant to the exercise of the 2001 Warrant;

         o to the holders of the Series A Preferred Stock upon conversion of the Series A Preferred Stock, in accordance with its terms of the Certificate of Designations;

         o pursuant to any stock option, stock purchase or restricted stock plan; or

         o to the holders of any of our outstanding warrants or other convertible securities outstanding on April 19, 2001.

         2001 Additional Share Warrants. The selling stockholder has been
         ------------------------------
granted certain anti-dilution protection pursuant to which the selling stockholder could receive additional warrants ("Additional Share Warrants") to purchase shares of common stock in the future as set forth below. Such anti-dilution protection covers the securities purchased in the private placement and, in certain respects, the shares of our Series A Preferred Stock issued to the selling stockholder in August 2000.

Such rights generally are in effect from April 19, 2001 until the earlier of the expiration date of the 2001 Warrant or the last day on which the 2001 Warrant is exercised.

     Additional Share Warrants may be issued to the selling stockholder in one or more of the following four scenarios:

o to protect against dilution of the shares of common stock underlying the 2001 Warrant if, prior to any exercise of the 2001 Warrant, we issue common stock (or securities convertible into common stock) at a per share price less than $.34, then we will be obligated to issue to the selling stockholder Additional Share Warrants to purchase such number of shares of common stock as shall equal: ($500,000 divided by such lower per share price) less 714,000 shares, less that number of shares of common stock issuable under similar Additional Share Warrants previously issued due to dilutive issuances, if any. Equitable adjustments for stock splits and similar actions would be made to any such Additional Share Warrants.

o to protect against dilution of the shares of common stock issued upon exercise of the 2001 Warrant, if, after any exercise of the 2001 Warrant, we issue common stock (or securities convertible into common stock) at a per share price less than $.34, then we will be obligated to issue to the selling stockholder Additional Share Warrants to purchase such number of shares of common stock as shall equal: (the aggregate exercise price paid on the most recent exercise of the 2001 Warrant divided by such lower per share price) less that number of shares issued on such most recent exercise of the 2001 Warrant, less that number of shares issuable under similar warrants previously issued due to dilutive issuances, if any.

o if, during the period from August 15, 2001 to April 19, 2002, we issue or sell shares of common stock for no consideration or for a consideration per share less than the then conversion price of the Series A Preferred Stock, which is currently $.34, and the selling stockholder subsequently converts any shares of Series A Preferred Stock into common stock, we are obligated to issue to the selling stockholder Additional Share Warrants to purchase additional shares of common stock. The number of shares subject to such Additional Share Warrants shall be equal to the excess of the number of shares of common stock that would have been issuable upon the conversion of the Series A Preferred Stock if there was no exchange cap on the Series A Preferred Stock (currently 2,217,677) shares over the number of shares of common stock actually issuable upon the conversion of the Series A Preferred Stock. The selling stockholder has agreed not to convert any shares of Series A Preferred Stock to the extent that the number of shares issuable upon conversion of the Series A Preferred Stock and the number of shares subject to the Additional Share Warrants described in this paragraph exceed 5,000,000 shares.

o if shares of our Series A Preferred Stock have been converted to the full extent permitted by our certificate of incorporation without exceeding the current exchange cap of 2,217,677 shares of common stock or, when added to the Additional Share Warrants issuable under the preceding paragraph, do not exceed the 5,000,000 share limitation, then the selling stockholder is entitled to exchange any or all of the remaining shares of Series A Preferred Stock for Additonal Share Warrants to purchase common stock, provided that we have amended our certificate of incorporation to increase the number of shares of authorized common stock or implemented a reverse stock split. The number of shares subject to such Additional Share Warrants shall be equal to the number of shares of common stock issuable upon the conversion of such remaining shares of Series A Preferred Stock without any exchange cap limitation, provided that the number of shares issuable upon the Additional Share Warrants described in this and the preceding paragraph may not exceed 5,000,000 shares in the aggregate.

         Each of the Additional Share Warrants issuable pursuant to the preceding four paragraphs would have a term of ten years and an exercise price of $.01 per share and would only be exercisable to the extent that the number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by the selling stockholder, would not exceed 4.99% of the then outstanding shares of our common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. The shares issued upon exercise of these Additional Share Warrants may be sold pursuant to this prospectus and, to the extent that there are insufficient shares registered under the registration statement of which this prospectus is a part, the Company would be obligated to file a new registration statement relating to the resale of those shares.

         Repurchase of Series A Preferred Stock. We are obligated to use 20% of
         --------------------------------------
consideration received upon the closing of the 2001 Securities Purchase Agreement with Castle Creek Technology Partners, LLC and upon each mandatory exercise of the 2001 Warrant to repurchase from the selling stockholder shares of Series A Preferred Stock held by it. The repurchase price per share of the Series A Preferred Stock shall be $1,000 plus accrued and unpaid dividends applicable to such share on the repurchase date. On April 19, 2001, we repurchased 46 shares of Series A Preferred Stock for an aggregate consideration of $48,200.

          REGISTRATION RIGHTS

          2001 Registration Rights Agreement. We entered into a registration
          ----------------------------------
rights agreement with the selling stockholder on April 19, 2001. The registration statement of which this prospectus is a part was filed to register the resale of all of the shares of common stock issued under the private placement completed on April 19, 2001 or issuable upon exercise of the 2001 Warrant, together with those shares of common stock estimated to be potentially issuable upon the exercise of Additional Share Warrants or Remedy Warrants that may be issued by the Company in the future under the anti-dilution or penalty provisions of the agreements between us and the selling stockholder.


         If sales of all of the shares of common stock covered by this registration statement cannot be made pursuant to such registration statement by:

     o   reason of a stop order;

     o   our failure to update the registration statement;

     o   the failure of any post-effective amendment to be declared effective;
         or

     o   any other reason outside the control of the selling stockholder,

then we are required to make payments to the selling stockholder in such amounts and at such times as partial relief for the damages to the selling stockholder by reason of any such delay in or reduction of their ability to sell the common stock covered by the registration statement.

         In the event of a registration suspension, we will pay to the selling stockholder an amount equal to the product of:

         (A) the multiplier times,

         (B) the funded amount times,

         (C) the number of months (prorated per day for partial months),

from (x) the date on which sales of all the common stock first cannot be made to
(y) the date on which sales of all such common stock can again be made, provided that no payment shall be required as a result of a registration suspension that does not continue for either five consecutive trading days or 30 trading days in any 365 day period.

         The multiplier is 2%. With respect to any given registration statement, the funded amount is the aggregate purchase price of the common stock and the common stock warrant to be registered on this registration statement.

         Payments shall be made within five days after the end of each period that gives rise to such obligation, provided that, if any such period extends for more than 30 days, payments will be made for each such 30 day period within five days after the end of such 30 day period.

         2000 Registration Rights Agreement. We also entered into a registration
         ----------------------------------
rights agreement with the selling stockholder on August 15, 2000 pursuant to which we filed a Registration Statement with respect to shares of common stock underlying our Series A Preferred Stock and underlying the 2000 Warrant which were issued to the selling stockholder in August 2000 in a prior financing round. That registration rights agreement contains penalty provisions requiring that we make payments to the selling stockholder that would be calculated in a manner similar to that described above in "--2001 Registration Rights Agreement."


         2001 Remedy Warrant. In addition, in the event of a registration
         -------------------
failure caused by the failure of this Registration Statement to be declared effective by July 26, 2001, as additional partial relief, we shall issue to the selling stockholder a warrant ("Remedy Warrants") to purchase additional shares of common stock. The number of shares of common stock to be purchased pursuant to such Remedy Warrants shall equal:

     o   the excess of the remedy number over

     o the number of shares of common stock issued pursuant to the 2001 Securities Purchase Agreement.

         The remedy number equals the purchase price divided by eighty percent of the market price on the issuance date of the Remedy Warrants. The exercise price of the Remedy Warrants is $.01 per share.

         The selling stockholder may include shares held by it in any other registration statement that we may file.

         PROVISIONS AFFECTING A POTENTIAL CHANGE IN CONTROL

         The Series A Preferred Stock and the 2000 Warrant permit the holder to elect to have their shares of Series A Preferred Stock and such warrant remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of our obligations to the holder. This could deter a potential acquirer from completing an acquisition of Voxware.

         Among our obligations which an acquirer might be forced to assume which would act as a deterrent are:

     o the price adjustment provisions which could have an adverse effect on the market value of the acquirer's outstanding securities;

     o the obligation to register the re-sale of the common stock issuable upon conversion of the Series A Preferred Stock and the warrant which could result in the sale of a substantial number of shares in the market;

     o   the obligation to pay dividends on the Series A Preferred Stock;

     o the obligation to pay the holders of Series A Preferred Stock the amount invested plus accrued dividends before any other stockholder receives any payment if we are liquidated; and

     o the obligation to seek the consent of the holders of the Series A Preferred Stock before we can issue securities which have senior or equal rights as the Series A Preferred Stock, sell all or substantially all of our assets, or take other actions with respect to the Series A Preferred Stock or securities which have less rights than the Series A Preferred Stock.

                                     EXPERTS

         The audited consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus have been passed upon for us by Hale and Dorr LLP, Princeton, New Jersey.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to "incorporate by reference" much of the information we file with them (File No. 0-021403), which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be part of this prospectus. You must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below:

     o our annual report on Form 10-K for the fiscal year ended June 30, 2000, filed on August 31, 2000;

     o our quarterly report on Form 10-Q for the quarter ended September 30, 2000, filed on November 14, 2000;

     o our quarterly report on Form 10-Q for the quarter ended December 31, 2000, filed on February 14, 2001;

     o our quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed on May 15, 2001; and

     o our current reports on Form 8-K filed on August 11, 2000, August 16, 2000, March 1, 2001 and April 20, 2001.

         The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. The annual report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2000 are being delivered with this prospectus. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at:

                           Voxware, Inc.
                           168 Franklin Corner Road
                           Lawrenceville, New Jersey 08648
                           (609) 514-4100

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholder will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file reports, proxy statements and other information with the SEC. You can read and copy all of our filings at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006. Our common stock is traded on the OTC under the symbol "VOXW.OB." You may also obtain our SEC filings from the SEC's Web site on the Internet that is located at http://www.sec.gov.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

                                                                       Amount
                                                                       ------
SEC Registration Fee .........................................          $821.58
Legal, Accounting and Printing Expenses ......................       $75,000.00
Miscellaneous Expenses........................................       $15,000.00
Total.........................................................       $90,821.58*

*Estimated

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

         The Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of their fiduciary duty to the maximum extent permitted by the DGCL. The DGCL does not permit liability to be eliminated (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted in Section 145 of the DGCL, the Certificate of Incorporation and By-Laws of the Company provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL, including those circumstances in which indemnification would otherwise be discretionary, subject to certain exceptions. The By-Laws also provide that the Company shall advance expenses to directors and officers incurred in connection with an action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

         Each of the Employment Agreements with Bathsheba Malsheen and Nicholas Narlis provides for indemnification to the maximum extent permitted by applicable law. The Company has also indemnifies each of its directors and executive officers with the maximum indemnification allowed to directors and executive officers by the DGCL, subject to certain exceptions, as well as certain additional procedural protections. In addition, the Company will generally advance expenses incurred by directors and executive officers in any action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

         The indemnification provisions in the Company's Certificate of Incorporation and By-Laws also permits indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Company currently carries director and officer liability insurance in the amount of $5,000,000.

Item 6.  Exhibits

4.1 Voxware, Inc. Stock Purchase Warrant, dated as of August 15, 2000, issued to Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

4.2 Voxware, Inc. Common Stock Purchase Warrant, dated as of April 19, 2001, issued to Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

5.1**          Opinion of Hale and Dorr LLP.

10.1 Securities Purchase Agreement, dated as of August 10, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

10.2 Registration Rights Agreement, dated as of August 15, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

10.3 Securities Purchase Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Additional Share Warrant as an exhibit thereto, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

10.4 Registration Rights Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Remedy Warrant as an exhibit thereto, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

13.1*          Annual Report on Form 10-K filed on August 31, 2000.

13.2*          Quarterly Report on Form 10-Q filed on November 14, 2000.

13.3*          Quarterly Report on Form 10-Q filed on February 14, 2001.

13.4**         Quarterly Report on Form 10-Q filed on May 15, 2001.

23.1**         Consent of Arthur Andersen LLP.

23.2           Consent of Hale and Dorr LLP (included in Exhibit 5.1).

24.1*          Power of Attorney (included on signature page).


---------------

* Previously filed.

** Filed herewith.

Item 17.  Undertakings

(a)      The undersigned registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus. to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on June 29, 2001.

                                     VOXWARE, INC.

                                     (Registrant)

                                     By:  /s/ Bathsheba J. Malsheen
                                          -------------------------------------
                                          Bathsheba J. Malsheen,
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                            Title                                                        Date


/s/ Bathsheba J. Malsheen            President, Chief Executive Officer and Director           June 29, 2001
--------------------------------     (Principal Executive Officer)
Bathsheba J. Malsheen

/s/ Nicholas Narlis                  Senior Vice President,  Chief Financial Officer,          June 29, 2001
--------------------------------     Secretary and Treasurer
Nicholas Narlis                      (Principal Accounting Officer)
*
--------------------------------
David Levi
*                                    Director                                                  June 29, 2001
--------------------------------
Eli Porat                            Director                                                  June 29, 2001


* By his signature set forth below, the undersigned, pursuant to a duly authorized power of attorney filed with the Securities and Exchange Commission, has signed this Amendment to the Registration Statement on behalf of the persons indicated.

By:  /s/ Nicholas Narlis
----------------------------------
Nicholas Narlis (Attorney-in-Fact)

INDEX TO EXHIBITS

4.1 Voxware, Inc. Stock Purchase Warrant, dated as of August 15, 2000, issued to Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

4.2 Voxware, Inc. Common Stock Purchase Warrant, dated as of April 19, 2001, issued to Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

5.1**          Opinion of Hale and Dorr LLP.

10.1 Securities Purchase Agreement, dated as of August 10, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

10.2 Registration Rights Agreement, dated as of August 15, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

10.3 Securities Purchase Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Additional Share Warrant as an exhibit thereto, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

10.4 Registration Rights Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Remedy Warrant as an exhibit thereto, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

13.1*          Annual Report on Form 10-K filed on August 31, 2000.

13.2*          Quarterly Report on Form 10-Q filed on November 14, 2000.

13.3*          Quarterly Report on Form 10-Q filed on February 14, 2001.

13.4**         Quarterly Report on Form 10-Q filed on May 15, 2001.

23.1**         Consent of Arthur Andersen LLP.

23.2           Consent of Hale and Dorr LLP (included in Exhibit 5.1).

24.1*          Power of Attorney (included on signature page).


------------

* Previously filed.

** Filed herewith.